OPERATING AGREEMENT
OF
1010 Randolph Ave LLC
A Virginia Limited Liability Company

This Operating Agreement (this "Agreement") of **1010 Randolph Ave LLC**, a Virginia limited liability company (the "Company"), is made as of the 9th day of August, 2024 (the "Effective Date") with **Cody Journell** and **Limited Partners** as the Members, (collectively, the "Members").

: W I T N E S S E T H :

The Members wish to establish this Operating Agreement for the governance of the Company.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, all of the Members of the Company hereby acknowledge and agree to the following:

SECTION 1

FORMATION AND PURPOSE

1.1   Formation.

1.1.1   The Company was formed on **August 9, 2024** pursuant to the Virginia Limited Liability Company Act, Virginia Code Section 13.1-1000 et seq., as may be amended from time to time (the "Act").

1.1.2   Each Member confirms and agrees to his status as a Member and subscribes for the acquisition of a Membership Interest (as defined in Section 2.2 below), upon the terms and conditions set forth in this Agreement.

1.1.3 Each Member hereby executes and adopts this Agreement as the Operating Agreement of the Company, pursuant to Section 13.1-1023 of the Act.

1.2   Name.

1.   The name of the Company is **1010 Randolph Ave LLC**.

All Company business must be conducted in the name of the Company or such other names that comply with applicable law as the Manager may select from time to time. Title to all assets of the Company shall be taken and held only in the name of the Company.

1.3   Governing Law.

This Agreement and all issues regarding the rights and obligations of the Members, the construction, enforcement and interpretation hereof, and the formation, administration and termination of the Company shall be governed by the provisions of the Act and other applicable laws of the Commonwealth of Virginia, without reference to conflict of laws principles.

1.4   Purposes.

The Company has been formed for the purposes of **(a) buying, selling, renting and/or renovating real estate,** and (b) transacting any and all lawful business for which limited liability companies may be organized under the Act.

1.5   Foreign Qualification Governmental Filings.

Prior to the Company's conducting business in any jurisdiction other than Virginia, the Manager shall cause the Company to comply, to the extent procedures are available, with all requirements necessary to qualify the Company as a foreign limited liability company in such jurisdiction. The Manager shall execute, acknowledge, swear to, and deliver all certificates and other instruments conforming to this Agreement that are necessary or appropriate to qualify, or, as appropriate, to continue or terminate such qualification of, the Company as a foreign limited liability company in all such jurisdictions in which the Company may conduct business.

SECTION 2

STATUS, RIGHTS AND OBLIGATIONS OF MEMBERS

2.1   Members.

    2.1.1   Members. The names of the Members of the Company and the notice address of each such Member are set forth on Exhibit A attached hereto.

2.2   Membership Interests.

    The Members agree that each Member's percentage of ownership interest in the Company (hereinafter referred to as a "Membership Interest"), shall be as set forth on Exhibit A, as may be amended from time to time pursuant to this Agreement.

2.3   Voting.

    Members shall vote in proportion to their respective Membership Interests. For purposes of this Agreement, any action requiring a vote, consent or approval of a majority of the outstanding Membership Interests shall be authorized if Members holding more than fifty percent of the outstanding Membership Interests entitled to vote, vote for, consent to or approve of, such action.

2.4   Action Without Meeting.

    Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting if the action is taken by Members holding all of the outstanding Membership Interests entitled to be voted. Such action without

meeting shall be evidenced by one or more written consents to be filed with the

Company's records. Such action shall be effective as of the date specified in the

written consent.

2.5   Other Activities.

Except as otherwise expressly provided herein, any Member may engage

in or possess any interest in other business and real estate ventures of any

nature and description, independently or with others, even if such activity

competes directly with the business of the Company, and neither the Company

nor any Member shall have any rights in or to any such independent venture or

the income or profits derived there from.

2.6   No Preemptive Rights.

No Member shall have any preemptive, preferential or other similar right

with respect to (i) additional capital contributions or loans to the Company; or (ii)

issuance or sale of any Membership Interests.

SECTION 3

MANAGEMENT OF THE COMPANY

3.1   Management by Manager.

3.1.1   Designation. The Members hereby agree that the responsibility for

managing the business and affairs of the Company shall be delegated to **Cody

Journell** as the "Manager" of the Company pursuant to Section 13.1-1024 of the

Act. The Manager shall serve and continue in office throughout the entire term of

the Company unless sooner removed (i) by operation of law, (ii) by order or decree of any court of competent jurisdiction, (iii) by voluntary resignation, or (iv) upon their death, insanity or bankruptcy. When more than one person serves as Manager, decisions of the Manager shall be made by a majority vote of those serving as Manager, with each person who serves as Manager having one vote. Upon the death or removal of one of the Managers listed above, the surviving Manager shall be the sole Manager.

      3.1.2 <u>Power and Authority of the Manager</u>. The Manager shall have the complete and exclusive control of the management of the Company's business and affairs, and the Members shall have no right to participate in the management or the conduct of the Company's business and affairs, nor any power or authority to act for or on behalf of the Company in any respect whatsoever, in their capacity as Members. Except as otherwise specifically provided in this Agreement, the Manager shall have the right, power, and authority, on behalf of the Company and in its name, to execute documents or other instruments and to exercise all the rights, powers and authority of the Company under the Act, subject only to any express limitations set forth in this Agreement.

      3.1.3 <u>Rights of Members</u>. The Members shall not take part in the management of the business or transact any business for the Company in their capacity as Members, nor shall they have power to sign for or to bind the Company; provided, however, that the Members shall have the right to approve those matters specified in this Agreement.

3.2   Third Party Reliance.

Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of the Manager as set forth in this Agreement. The signature of the Manager shall bind the Company and be sufficient for all purposes.

3.3   No Duty to Consult.

Except as otherwise provided herein, the Manager shall have no duty or obligation to consult with or seek the advice of the Members.

3.4   Duties of Manager.

The Manager shall devote such time, effort and skill to the Company's business affairs as he deems necessary and proper for the Company's welfare and success.

3.5   Fiduciary Relationship.

The Manager shall at all times act in a fiduciary capacity for the Company. The Manager shall not have any hidden or concealed earnings from any activity of the Company. The Manager shall not be liable, responsible or accountable to the Company or to the Members for damages or otherwise for any acts performed, or for any failure to act, taken in good faith; provided, however, that the Manager shall not be relieved of his respective fiduciary obligations to the Members and to the Company for fraud, bad faith or gross negligence.

3.6   Reimbursement.

All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company. The Manager shall be entitled to reimbursement from the Company for direct expenses allocable to the organization, operation and management of the Company.

3.7 Manager and Affiliates Dealing With the Company.

The Manager may appoint, employ, contract or otherwise deal with any person, including individuals with whom the Manager is related, and with business entities in which the Manager has a financial interest, for transacting Company business, including any acts or services for the Company as the Manager may approve; provided, however, that fees or other payments and terms of any contract with such parties shall not be in excess of prevailing competitive rates for such transactions.

3.8 Limitation of Liability of Manager.

The Members hereby acknowledge and agree that the liability of the Manager to the Company or to any of the other Members shall be eliminated fully to the maximum extent possible pursuant to Section 13.1-1025 of the Act.

SECTION 4

CAPITAL CONTRIBUTIONS AND

FINANCIAL OBLIGATIONS OF MEMBERS

4.1 Initial Capital Contributions.

The capital contributions of the Members are as set forth on Exhibit A. Such capital may be used for any lawful purpose.

4.2 Additional Contributions.

The Manager may arrange for the provision of such additional funds as are deemed necessary to conduct Company business. Such additional funds may be raised by loan to the Company from an outside source, or by a loan or capital contribution to the Company from one or more Members.

4.3   Guaranty of Company Indebtedness.

A Member shall not be obligated to guarantee Company indebtedness or other contractual obligations unless he agrees in writing to do so. However, with the consent of Members holding a majority of the outstanding Membership Interests entitled to vote, a Member may guarantee any indebtedness of the Company for borrowed money. If such Member is subsequently called upon by the creditor holding such debt to pay on the guarantee and does so, in whole or in part, such guaranteeing Member shall be entitled to indemnification from the other Members, pro rata in proportion to their respective Membership Interests, for the amount by which the amount the guaranteeing Member actually pays exceeds the product of the guaranteed indebtedness and the percent of his Membership Interest.

4.4   No Interest Upon Contributions.

No Member shall be entitled to interest on his or her capital contribution.

4.5   Return of Capital Contributions.

No Member shall be entitled to withdraw any part of his or her capital contribution or his or her capital account or to receive any distribution from the Company, except as specifically provided in this Agreement. Except as otherwise provided herein, there shall be no obligation to return to any Member or withdrawn Member any part of such Member's capital contributions to the Company for so long as the Company continues in existence. If the Company continues to exist following the death, disability or withdrawal of a Member, the former Member shall continue to receive the share of distributions and return of capital at such time and in such manner as such party would have received distributions had such former party remained a Member of the Company.

4.6   Loans Not to be Treated as Capital Contributions.

Loans or advances by any Member to the Company shall not be considered capital contributions and shall not increase the capital account balance of the lending or advancing Member.

4.7   Limited Liability.

Except as provided in this Agreement, no Member shall be required under any circumstances to contribute or lend any money or property to the Company.

4.8   No Third Party Beneficiaries.

The provisions of this Agreement relating to the financial obligations of Members are not intended to be for the benefit of any creditor or other person (except Members) to whom any debts, liabilities or obligations are owed by (or who otherwise has any claim against) the Company or any of the Members; and, except for Members, no creditor or other person shall obtain any right under any of such provisions or shall by reason of any such provisions make any claim with respect to any debt, liability or obligation (or otherwise) against the Company or any of the Members.

SECTION 5

DISTRIBUTIONS OF CASH AND PROPERTY

5.1   Distribution of Net Cash Flow.

5.1.1   Net Cash Flow Defined. The term "Net Cash Flow" for a fiscal year of the Company shall mean:

(a)   All cash receipts as shown on the books of the Company (excluding, however, capital contributions from Members, net proceeds to the Company from the sale or the disposition of substantially all of the Company's assets, condemnation process, and excess title, property, casualty or liability insurance proceeds, if any, for the restoration or repair of the Company assets), reduced by (i) cash disbursements for Company purposes including interest and principal on loans, and (ii) all cash reserves set aside by the Manager which the Manager deems necessary, in the exercise of the Manager's sole and absolute discretion, to accomplish the Company business; plus

(b)   Any other funds, including amounts previously set aside as reserves by the Manager, deemed available, in the sole and absolute discretion of the Manager, for distribution as net cash flow.

5.1.2   Priority of Distribution. The net cash flow of the Company for a fiscal year shall be paid out to the Members pro rata in accordance with their respective Membership Interest at such time as the Manager determines, in his sole and absolute discretion.

5.2   Distribution of the Proceeds of Partial Sale or Refinance.

        5.2.1   Partial Sale. In the event of a sale of a portion, but not all or

substantially all, of the assets of the Company, the net proceeds of such sale

shall be distributed to the Members, first, to repay their Net Contributions (as

hereinafter defined), then pro rata in accordance with their respective

Membership Interests.

        5.2.2   Refinance. In the event that the Manager determines that all or any

part of the proceeds of financing or refinancing secured by the assets of the

Company are excess to the needs of the Company, such excess proceeds shall

be distributed to the Members, first, to repay their Net Contributions, then pro

rata in accordance with their respective Membership Interests.

5.3   Distribution of the Proceeds of Dissolution.

        If the Company dissolves, the net proceeds of dissolution, including any

accompanying sale of Company assets, shall be distributed in the following order

of priority:

        (a)   First, toward the satisfaction of all outstanding debts and

other obligations of the Company, including Members, who are creditors.

        (b)   Then, pro rata among those Members with a positive capital

account balance, after adjustments for the above distributions, and tax

allocations for the current fiscal year, in proportion to their respective capital

accounts.

5.4   Distribution of Debt Instruments.

5.4.1   In the event the Company sells any of its assets and all or a portion of the sales price is paid by a promissory note or installment contractual obligations ("Debt Instrument"), all interest and principal received by the Company shall be treated as net proceeds of a sale or refinancing, or if such sale occurs in conjunction with the dissolution of the Company, as net proceeds of dissolution, and shall be distributed in accordance with Sections 5.2 and 5.3 hereof, as the case may be.

5.4.2   In the event the Company holds a Debt Instrument as described in Section 5.4.1 and the Company either is dissolved in conjunction with the sale which gave rise to such Debt Instrument or dissolves prior to payment in full of such Debt Instrument, the Manager shall assign such Debt Instrument to a trustee who shall collect all sums which may become due and payable under the Debt Instrument, who shall have the power and authority to act to enforce all rights of the holder of such Debt Instrument and shall distribute such sums pursuant to the formula described in Section 5.2 or 5.3, as applicable.

SECTION 6

FEDERAL AND STATE TAX MATTERS

6.1   Maintenance of Members' Capital Accounts.

With respect to each Member, a separate "capital account" for such Member shall be established and maintained throughout the full term of the Company in accordance with applicable Treasury Regulations that must be complied with in order for the allocations of taxable profits and losses provided in this Agreement to have "economic effect" under applicable Treasury Regulations.

6.2   Allocations of Profits and Losses of the Company.

Subject to Section 6.3 below, the Company's net income or loss for a fiscal year, computed in accordance with applicable federal income tax accounting principles, shall be allocated among the Members for each fiscal year as follows:

6.2.1   Net Loss. The net loss (other than from a sale or dispostion of all or substantially all of the Company's assets), if any, for a fiscal year of the Company shall be allocated to the Members in accordance with their respective Membership Interests.

6.2.2   Net Income. The net income (other than from a sale or disposition of all or substantially all of the Company's assets), if any, for a fiscal year of the Company shall be allocated to the Members in accordance with their respective Membership Interests.

6.2.3   Net Loss from Sale of All or Substantially All of the Company Assets. The net loss from a sale or other disposition of all or substantially all of the Company assets shall be allocated among the Members as follows:

(a)   First, to the Members, if any, having positive balances in their capital accounts in excess of their "Net Contributions" amounts (i.e., the amount of any capital contributions made by a Member, reduced by the amount of any return of capital contribution distributions made pursuant to Section 5.2.1 or 5.2.2 above) in proportion to such excess positive balances, until the balance in each such Member's capital account equals the amount of such Member's Net Contributions, or, if there is insufficient loss to accomplish this result, to cause such excess positive balances to be in the same ratio as the Members' respective Membership Interests;

(b)   Second, to the Members, if any, having positive capital account balances, in proportion to such positive balances, until the balances in their capital accounts equal zero; and

(c)   Thereafter, to the Members in accordance with their respective Membership Interests.

6.2.4 <u>Net Income from Sale of All or Substantially All of the Company Assets</u>. The net income from a sale or other disposition of all or substantially all of the Company assets shall be allocated among the Members as follows:

(a)   First, to the Members, if any, having negative balances in their capital accounts, in proportion to such negative balances, until the balances in their capital accounts equal zero;

(b)   Second, to the extent any Member has a positive capital account balance which is less than the amount of the Member's Net Contributions, to each such Member, in the amounts necessary, and in the ratio of such amounts, to cause the positive capital account balance of each such Member to be equal to the amount of such Member's Net Contributions;

(c)   Third, to the Members in the amounts necessary, and in the ratio of such amounts, to cause their positive capital account balances in excess of the amounts of their respective Net Contributions to be in the same ratio as their respective Membership Interests; and

(d)   Thereafter, to the Members in accordance with their respective Membership Interests.

6.3   Special Tax Allocations.

Notwithstanding anything to the contrary contained above in Section 6.2:

6.3.1   The Company shall comply with Treasury Regulation Section 1.704-2 with respect to the allocation of deductions and minimum gain relating to nonrecourse debts of the Company.

6.3.2   No Member shall be allocated a net loss which would cause or increase a deficit balance in his or her capital account in excess of any obligation of such Member to restore deficits (as defined in Treasury Regulation Section 1.704-1(b)(2)(ii)(c)). If any Member shall receive with respect to the Company an adjustment, allocation or distribution in the nature described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4)-6 which causes or increases a deficit in such Member's capital account, such Member shall be allocated items of income and gain in an amount and manner as will eliminate such deficit balance as quickly as possible. It is intended that this Section 6.3.2 shall constitute a "qualified income offset" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(3).

6.3.3   Any allocations required pursuant to Section 6.3.2 shall be taken into account in allocating net income and net loss pursuant to Section 6.2 above so that, to the extent possible, the net amount of such allocations shall be equal to the net amount that would have been allocated to each Member if the allocations pursuant to Section 6.3.2 had not occurred.

6.3.4   Any portion of any income, gain, loss or deduction with respect to property contributed to the Company by a Member shall be allocated among the Members in accordance with Code Section 704(c) and Treasury Regulation Section 1.704-3 so as to take account of the variation, if any, between the adjusted tax basis of such property to the Company and its fair market value at the time of the contributions.

6.3.5   Notwithstanding anything to the contrary contained in this Section 6 (other than Sections 6.3.1, 6.3.2 and 6.3.4), the Manager shall receive at least one percent (1%) of each item of income, gain, loss, deduction or credit of the Company.

6.3.6   In the event of the transfer of all or any part of a Membership Interest (in accordance with the provisions of this Agreement) at any time other than the end of a fiscal year, the share of income or loss (in respect of the Membership Interest so transferred) shall be allocated between the transferor and the transferee in the same ratio as the number of days in such fiscal year before and after such transfer. The provisions of this Section shall not apply to any income or loss attributable to the sale or other disposition of all or substantially all of the Company's assets, or to other extraordinary non-recurring items. Such income and loss shall be allocated to the owner of the Membership Interest as of the date of closing of the sale or other disposition, or, with respect to other extraordinary non-recurring items, the date the income is realized or the loss is incurred, as the case may be.

6.4   Tax Year and Accounting Matters.

The taxable year of the Company shall be the calendar year. The Company shall adopt such methods of accounting and file its tax returns on the methods of accounting determined by the Manager upon the advice of the certified public accounting firm servicing the books and records of the Company.

6.5   Tax Elections.

The Manager, in the exercise of his reasonable discretion, may cause the Company to make or revoke all tax elections provided for under the Internal Revenue Code.

6.6   Tax Matters Partner.

The "Tax Matters Partner" for federal income tax purposes shall be named on an "as needed" basis.

SECTION 7

TERM AND TERMINATION OF THE COMPANY

7.1   Term of the Company.

The term of the Company commenced upon the date of filing of Articles of Organization with the Virginia State Corporation Commission, and shall continue until terminated in accordance with Section 7.2.

7.2   Events of Termination.

The Company shall be dissolved upon the occurrence of any of the following events:

(a)   The determination in writing of all of the Members to dissolve and terminate the Company;

(b)   Entry of a decree of judicial dissolution;

(c)   When so determined in accordance with other specific provisions of this Agreement; and

(d)   As otherwise required by Virginia law or the Articles of Organization.

7.3   Conclusion of Affairs.

In the event of the dissolution of the Company for any reason, the Manager shall proceed promptly to wind up the affairs of and liquidate the Company. Except as otherwise provided in this Agreement, the Members shall continue to share distributions and tax allocations during the period of liquidation in the same manner as before the dissolution. The Manager shall have reasonable discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation having due regard to the activity and the condition and relevant market and general financial and economic conditions and consistent with its fiduciary obligations to the Members.

7.4   Liquidating Distributions.

After paying or providing for the payment of all debts or liabilities of the Company and all expenses of liquidation, and subject to the right of the Manager to set up such reserves as he may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company, the proceeds of the liquidation and any other assets of the Company shall be distributed to or for the benefit of the Members in accordance with this Agreement. The Manager shall have the right to distribute assets in kind, valued at the then estimated fair market value of such assets, as a liquidating distribution to the Members.

7.5   Termination.

Within a reasonable time following the completion of the liquidation of the Company, the Manager shall supply to each of the Members a statement which shall set forth the assets and the liabilities of the Company as of the date of complete liquidation and each Member's portion of the distributions pursuant to this Agreement. Upon completion of the liquidation of the Company and the distribution of all Company assets, the Company shall terminate, and the Manager shall have the authority to execute and file with the State Corporation Commission a Certificate of Cancellation of the Company, as well as any and all other documents required to effectuate the dissolution and termination of the Company.

SECTION 8

ADMISSION, EXPULSION, TRANSFERS AND THE ADDITION, SUBSTITUTION AND WITHDRAWAL OF MEMBERS

8.1   Admission.

A new Member may be admitted to membership in the Company through the issuance by the Company of a Membership Interest directly to such new Member upon the approval of Members holding all of the outstanding Membership Interests entitled to be voted.

8.2   Expulsion.

A Member may be expelled from the Company by action of Members holding all of the outstanding Membership Interests entitled to be voted upon a default of such Member of any of his obligations hereunder if such default continues for a period of thirty (30) days after notice thereof is given to him by the Company.

8.3   Restrictions on Transfers.

Membership Interests may be assigned, sold, gifted, pledged, encumbered, mortgaged or otherwise transferred in whole or in part only in accordance with the following provisions:

(a) Unless waived by the Manager, a Membership Interest shall not be transferred in the absence of an opinion of counsel, satisfactory to the Manager, that the registration of the Membership Interest is not required under the Securities Act of 1933 or any applicable state securities laws;

(b) Any transfer of a Membership Interest (other than a transfer to another Member) shall be effective only to give the transferee the right to receive the share of tax allocations and distributions to which the transferor would otherwise be entitled. No transferee of a Membership Interest (who is not already a Member) shall have the right to become a substituted Member unless Members holding all of the outstanding Membership Interests entitled to be voted in the exercise of their sole and absolute discretion, expressly consent thereto in writing and the transferee agrees to be bound by all the terms and conditions of this Agreement as then in effect. Unless and until a transferee (who is not already a Member) is admitted as substituted Member, the transferor shall have no right to exercise any of the powers, rights and privileges of a Member hereunder. A Member may assign his entire Membership Interest to another Member without consent of the remaining Members. A Member who has assigned his Membership Interest shall cease to be a Member upon assignment of the Member's entire Membership Interest and thereafter shall have no further powers, rights and privileges as a Member hereunder, but shall, unless otherwise relieved of such obligations by agreement of all of the other Members or by operation of law, remain liable for all obligations and duties as a Member related to the time during which he was a Member.

(c) The Company, each Member and any other person or persons having business with the Company need deal only with Members who are admitted as Members or as substituted Members of the Company, and they shall not be required to deal with any other person by reason of assignment by a Member or by reason of the death of a Member, except as otherwise provided in this Agreement. In the absence of the substitution (as provided herein) of a Member for an assigning or a deceased Member, any payment to a Member or to a Member's executors or administrators shall acquit the Company and the Manager of all liability to any other persons who may be interested in such payment by reason of an assignment by, or the death of, such Member;

(d) No person shall have a perfected lien or security interest in a Membership Interest unless the creation of such interest is in accord with the provisions of this Agreement and the Company is notified of such interest and provided a copy of all documentation with respect thereto, including financing statements, prior to execution and filing;

(e) Any transfer not in accord with this Agreement shall be void ab initio; and

(f) Each Member agrees not to transfer all or any part of its Membership Interest (or take or omit any action, filing, election, or other action which could result in a deemed transfer) if such transfer (either considered alone or in the aggregate with prior transfers by other Members) would result in the termination of the Company for federal income tax purposes. Such a transfer is void ab initio.

8.4   No Right to Withdraw.

No Member shall have any right to voluntarily resign or otherwise withdraw from the Company without the unanimous written consent of the remaining Members.

8.5   Effect of Withdrawal or Expulsion.

On and as of the effective date of a Member's withdrawal or expulsion from the Company under the provisions of this Agreement, such former Member shall cease to have any Membership Interest or any management or other rights, status or privileges of a Member, but such former Member shall not be released or discharged from any of the obligations of a Member under the provisions of this Agreement, unless provided in the written consent of Members holding all of the outstanding Membership Interests entitled to be voted.

SECTION 9

ADMINISTRATIVE PROVISIONS

9.1   Principal Office.

9.1.1   The initial principal place of business and principal office of the Company shall be **1600 Thomas Ln., Blacksburg, VA 24060.**   The Company may relocate the principal office and principal place of business and have such additional offices as the Manager may deem advisable.

9.1.2   The Manager shall have the power, on behalf of the Company, to designate, where required, a registered agent (or other agent for receipt of service of process) in each state or other jurisdiction in which the Company transacts business and to designate, to the extent required, an office, place of business or mailing address, within or without that state or other jurisdiction.

9.2   Bank Accounts.

9.2.1   Funds of the Company shall be deposited in an account or accounts of a type, in form and name and in a bank(s) or other financial institution(s) which are participants in federal insurance programs as selected by the Manager. The Manager shall arrange for the appropriate conduct of such accounts. Funds may be withdrawn from such accounts only for bona fide and legitimate Company purposes and may from time to time be invested in such short-term securities, money market funds, certificates of deposit or other liquid assets as the Manager deems appropriate.

9.2.2   The Members acknowledge that the Manager may maintain Company funds in accounts, money market funds, certificates of deposit, other liquid assets in excess of the insurance provided by the Federal Deposit

Insurance Corporation or other depository insurance institutions and that the Manager shall not be accountable or liable for any loss of such funds resulting from failure or insolvency of the depository institution.

9.3   Books and Records.

At all times during the term of the Company, the Manager shall keep, or cause to be kept, full and faithful books of account, records and supporting documents, which shall reflect, completely, accurately and in reasonable detail, each transaction of the Company (including, without limitation, transactions with the Manager or affiliates). The books of account shall be maintained and tax returns prepared and filed on the method of accounting determined by the Manager. The books of account, records and all documents and other writings of the Company shall be kept and maintained at the principal office of the Company. Each Member or his designated representative shall, upon reasonable notice to the Manager, have access to such financial books, records and documents during reasonable business hours and may inspect and make copies of any of them at his or her own expense.

The Manager shall cause the Company to keep at its principal office the following:

(a) A current list of the full name and last known business address of each Member, in alphabetical order;

(b) A copy of the Articles of Organization and the Certificate of Organization, and all Articles of Amendment and Certificates of Amendment thereto;

(c) Copies of the Company's federal, state and local income tax returns and reports, if any, for the three (3) most recent years; and

(d) Copies of the Operating Agreement, as amended, and of any financial statements of the Company for the three (3) most recent years.

9.4   Notices.

Unless otherwise provided herein, any offer, acceptance, election, approval, consent, certification, request, waiver, notice or other communication required or permitted to be given hereunder (hereinafter collectively referred to as a "Notice"), shall be given by enclosing the same in an envelope addressed to the Member to whom the Notice is to be given at the appropriate address set forth on Exhibit A hereto or at such other address as any Member hereafter may designate to the others in accordance with the provisions of this Section 9.4, and deposited in the U.S. Mail postage prepaid. The date on which Notice shall be deemed received shall be the date of the receipt of the copy of such Notice by the Member.

SECTION 10

MISCELLANEOUS PROVISIONS

10.1   Entire Agreement.

This Agreement, including the exhibits or other documents or schedules attached hereto or incorporated herein by reference, constitutes the entire agreement of the Members with respect to the matters covered herein. This Agreement supersedes all prior agreements and oral understandings among the Members with respect to such matters.

10.2   Amendment.

Except as provided by law or otherwise set forth herein, this Agreement may only be modified or amended by a written instrument which evidences the approval of Members owning a majority of the outstanding Membership Interests; provided, however, any amendment which would increase the capital contribution obligations of a Member or which would have a non-pro rata adverse effect on any Member shall require the prior written consent of such Member; and provided further that Exhibit A hereto may be amended from time to time by the Manager to the extent required to accurately reflect the then current status of the information contained thereon.

10.3   Interpretation.

Whenever the context may require, any noun or pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

10.4   Severability.

Each provision of this Agreement shall be considered severable and if for any reason any provisions hereof are determined to be invalid and contrary to existing or future law, such invalidity shall not impair the operation or affect those portions of this Agreement which are valid, and this Agreement shall remain in full force and effect and shall be construed and enforced in all respects as if such invalid or unenforceable provision or provisions had been omitted.

10.5   <u>Burden and Benefit Upon Successors</u>.

Except as expressly otherwise provided herein, this Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors and assigns.

10.6   <u>Further Assurances</u>.

Each Member hereby agrees that it shall hereafter execute and deliver such further instruments, provide all information and take or forebear such further acts and things as may be reasonably required or useful to carry out the intent and purpose of this Agreement and as are not inconsistent with the terms hereof.

10.7   <u>Counterparts</u>.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together will constitute one instrument, binding upon all parties hereto, notwithstanding that all of such parties may not have executed the same counterpart.

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the date above written.

_____
Cody Journell, Member/Manager

LIST OF EXHIBITS

TO THE OPERATING AGREEMENT OF
1010 Randolph Ave LLC

Exhibit	**Description**
A	Membership Interests

<u>EXHIBIT A</u>

TO THE OPERATING AGREEMENT OF
1010 Randolph Ave LLC

<u>Members</u>	**Membership Interest** **<u>in the Company</u>**	**Capital Contributions** **<u>Cash Property</u>**
Cody Journell	55%	$_____
Limited Partners	45%	$_____